EXHIBIT 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	March 3, 2007 (52 Weeks)	March 4, 2006 (53 Weeks)	February 26, 2005 (52 Weeks)	February 28, 2004 (52 Weeks)	March 1, 2003 (52 Weeks)
	(Dollar in thousand)
Fixed charges:
Interest expense	$275,219	$277,017	$294,871	$313,498	$330,020
Interest portion of net rental expense(1)	195,592	189,756	185,313	184,391	189,528
Fixed charges before capitalized interest and preferred stock dividend requirements	470,811	466,773	480,184	497,889	519,548
Preferred stock dividend requirement(2)	62,910	65,446	54,194	37,074	49,540
Capitalized interest	1,474	934	250	133	301
Total fixed charges	$535,195	$533,153	$534,628	$535,096	$569,389
Earnings:
Income (loss) before income taxes	$13,582	$43,254	$134,007	$34,584	$(154,482)
Preferred stock dividend requirement	(62,910)	(65,446)	(54,194)	(37,074)	(49,540)
Fixed charges before capitalized interest	533,721	532,219	534,378	534,963	569,088
Total adjusted earnings	484,393	510,027	614,191	532,473	365,066
Earnings to fixed charges (deficiency) excess	$(50,802)	$(23,126)	$79,563	$(2,623)	$(204,323)
Ratio of earnings to fixed charges(3)	—	—	1.15	—	—

(1)          The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)          The preferred stock divided requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)          For the years ended March 1, 2003, February 28, 2004, March 4, 2006, and March 3, 2007 earnings were insufficient to cover fixed charges by approximately $204.3 million, $2.6 million, $23.1 million and $50.8 million, respectively.